UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)   *

Rubicon Minerals Corporation
(Name of Issuer)
Common Shares, no par value per share
(Title of Class of Securities)
780911103
(Cusip Number)
October 5, 2015
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐           Rule 13d-1(b)
☒           Rule 13d-1(c)
☐           Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
Page 1 of 11 Pages

13G
CUSIP No. 780911103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Event Driven Master Fund
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of
             43,572,872 Shares, which is 11.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 43,035,590
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 43,035,590
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,035,590
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.9%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 2 of 11 Pages

13G
CUSIP No. 780911103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GW TR Master Fund I LP
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**      The reporting persons making this filing hold an aggregate of
             43,572,872 Shares, which is 11.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 537,282
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 537,282
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,282
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 3 of 11 Pages

13G
CUSIP No. 780911103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Advisors LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 43,572,872 Shares, which is 11.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 537,282
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 537,282
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 537,282
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 4 of 11 Pages

13G
CUSIP No. 780911103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf Capital Management LP
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 43,572,872 Shares, which is 11.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 43,572,872
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 43,572,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,572,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12	TYPE OF REPORTING PERSON (See Instructions) PN, IA

Page 5 of 11 Pages

13G
CUSIP No. 780911103

1	NAMES OF REPORTING PERSONS I .R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Greywolf GP LLC
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 43,572,872 Shares, which is 11.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 43,572,872
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 43,572,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,572,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12	TYPE OF REPORTING PERSON (See Instructions) OO

Page 6 of 11 Pages

13G
CUSIP No. 780911103

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Jonathan Savitz
2
  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                                                                                                      (a) [     ]
                                                                                                                                                      (b) [ X ]**
**The reporting persons making this filing hold an aggregate of 43,572,872 Shares, which is 11.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page.  [See Preliminary Note]

3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 43,572,872
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 43,572,872
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 43,572,872
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.0%
12	TYPE OF REPORTING PERSON (See Instructions) IN

Page 7 of 11 Pages

This Amendment No. 3 to Schedule 13G amends and restates in its entirety the Schedule 13G initially filed on December 27, 2013 (together with all prior and current amendments thereto, this “Schedule 13G”).

Preliminary Note:

Due to purchases of Shares through October 5, 2015, the Greywolf Funds in the aggregate exceeded 10 percent beneficial ownership of the class of equity securities on such date.  The Reporting Persons therefore are filing this Schedule 13G pursuant to Rule 13d-2(d) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  Subsequent to October 5, 2015 and prior to the filing of this Schedule 13G, each of the Greywolf Funds has purchased additional Shares and/or sold certain Shares.  The net effect of such purchases and sales as of the date hereof is reflected in Rows 5 through 11 of the cover page hereto for each Reporting Person.

Capitalized terms used in this Preliminary Note without definition have the meanings set forth below.

Item 1.  Issuer.

(a.)	Name of Issuer.

Rubicon Minerals Corporation (the “Company”)

(b.)	Address of Issuer’s Principal Executive Offices.

44 Victoria Street, Suite 400

Toronto, Ontario M5C 1Y2, Canada

Item 2.  Identity And Background.

Title Of Class Of Securities And CUSIP Number (Item 2(d) and (e)).

This Schedule 13G relates to shares of Common Stock, no par value per share (the “Shares”), of the Company.  The CUSIP number of the Shares is 780911103.

     Name Of Persons Filing, Address Of Principal Business Office And Citizenship (Item 2(a), (b) and (c)).

This Schedule 13G is filed by the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons.”

(i)	Greywolf Event Driven Master Fund, a Cayman Islands exempted company (“Greywolf Event Driven”), with respect to the Shares beneficially owned by it;

(ii)	GW TR Master Fund I LP, a Cayman Islands exempted limited partnership (“GW TR Master” and together with Greywolf Event Driven, the
“Greywolf Funds”), with respect to the Shares beneficially owned by it;
(iii)	Greywolf Advisors LLC, a Delaware limited liability company and the general partner (the “General Partner”) of GW TR Master, with respect to the Shares beneficially owned by GW TR Master;

Page 8 of 11 Pages

(iv)
Greywolf Capital Management LP, a Delaware limited partnership and the investment manager (“Investment Manager”) of the Greywolf Funds, with respect to the Shares beneficially owned by the Greywolf Funds;

(v)
Greywolf GP LLC, a Delaware limited liability company and the general partner of the Investment Manager (the “Investment Manager General Partner”), with respect to the Shares beneficially owned by the Greywolf Funds; and

(vi)
Jonathan Savitz, a United States citizen and the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner (“Savitz”), with respect to the Shares beneficially owned by the Greywolf Funds.

The citizenship of each of the Reporting Persons is set forth above.  The address of the principal business office of (i) all of the Reporting Persons other than Greywolf Event Driven and GW TR Master is 4 Manhattanville Road, Suite 201, Purchase, New York 10577; and (ii) Greywolf Event Driven and GW TR Master is 89 Nexus Way, Camana Bay, Grand Cayman KY1-9007.

Item 3.   If This Statement Is Filed Pursuant To Sections 240.13d-1(b), Or 13d-2(b) Or (c),    Check  Whether The Person Filing Is An Entity Specified In (a) - (k):

Not Applicable.

If This Statement Is Filed Pursuant To Section 240.13d-1(c), Check This Box.  [X]

Item 4.  Ownership.

The information required by Items 4(a)  (c) and set forth in Rows 5 through 11 of the cover page for each Reporting Person hereto is incorporated herein by reference for each such Reporting Person.

The Shares reported hereby for each of the Greywolf Funds are beneficially owned directly by such Greywolf Fund. The General Partner, as general partner of GW TR Master, may be deemed to be a beneficial owner of all such Shares beneficially owned by GW TR Master. The Investment Manager, as investment manager of the Greywolf Funds, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Greywolf Funds. The Investment Manager General Partner, as general partner of the Investment Manager, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Greywolf Funds. Savitz, as the senior managing member of the General Partner and the sole managing member of the Investment Manager General Partner, may be deemed to be a beneficial owner of all such Shares beneficially owned by the Greywolf Funds. Each of the General Partner, the Investment Manager, the Investment Manager General Partner and Savitz hereby disclaims any beneficial ownership of any such Shares.

Page 9 of 11 Pages

Item 5.  Ownership Of Five Percent Or Less Of A Class.

Not Applicable.

Item 6.  Ownership Of More Than Five Percent On Behalf Of Another Person.

Not Applicable.

Item 7.	Identification And Classification Of The Subsidiary Which Acquired The Security Being Reported On By The Parent Holding Company.

Not Applicable.

Item 8.  Identification And Classification Of Members Of The Group.

The Reporting Persons are filing this Schedule 13G pursuant to Rule 13d1(c) under the Exchange Act.   Consistent with Item 2 of the cover page for each Reporting Person above, the Reporting Persons neither disclaim nor affirm the existence of a group among them.

Item 9.  Notice Of Dissolution Of Group.

Not Applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 10 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: October 15, 2015

/s/ William Troy____________________________
GREYWOLF ADVISORS LLC,
On its own behalf
And as the General Partner of
GW TR MASTER FUND I LP
By William Troy,
Authorized Signatory

/s/ William Troy____________________________
GREYWOLF GP LLC
By William Troy,
Authorized Signatory

/s/ William Troy____________________________
GREYWOLF CAPITAL MANAGEMENT LP,
On its own behalf
And as Investment Manager to
GREYWOLF EVENT DRIVEN MASTER FUND and

GW TR MASTER FUND I LP

By William Troy,
Authorized Signatory

/s/ William Troy____________________________
William Troy
As Attorney-in-Fact for Jonathan Savitz

Page 11 of 11 Pages